UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2006

Commission File Number: 000-22628

ARCADIS N.V.
(Translation of registrant’s name into English)

Nieuwe Stationsstraat 10
6811 KS Arnhem
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              ☒                           Form 40-F              ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         ☐                            No           ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

ARCADIS NV
Nieuwe Stationsstraat 10
P.O. Box 33
6800 LE Arnhem
The Netherlands
PRESS RELEASE	Tel +31 26 3778 292
Fax +31 26 4438 381
www.arcadis-global.com

ARCADIS LAUNCHES WORDWIDE PROJECT CONSULTING INITIATIVE

Arnhem, October 16, 2006

ARCADIS, parent company of several leading project and program management companies, has today announced the launch of ARCADIS Worldwide Project Consulting, a global initiative of project, cost and program management services for property and construction related projects.

The establishment of this initiative is in response to clients’ increasing demand for a cost effective global delivery of project management expertise.

ARCADIS Worldwide Project Consulting will provide solutions to international real estate and construction challenges, creating added value in complex projects. Project, cost and program management services will be delivered on a global scale combined with essential local expertise undertaken by ARCADIS companies or close alliance partners. Via the ARCADIS Worldwide Project Consulting network and through strategic alliances there are teams in over 60 countries, covering six continents.

Clients will be provided with a single point of contact for their project needs. This global account manager directs local delivery teams in each country to interface with the client’s local ground teams on a day-to-day basis. This results in a level of seamless service delivery that exceeds clients’ expectations, achieving both communication and cultural integration.

In addition to offering centrally controlled procedures and quality assurance systems, ARCADIS Worldwide Project Consulting will share knowledge beyond national borders, saving costs and enhancing local expertise and flexibility. Standardized project monitoring tools displayed as a ‘Project Control Panel’ enable the transparent monitoring of pre-determined measurable project objectives.

Nigel Maidment, Principal of ARCADIS Worldwide Project Consulting comments: “The ARCADIS Worldwide Project Consulting approach - global coverage, national support and local delivery - will ensure that clients are provided with global long-term solutions. The success of this approach has already been demonstrated through our established relationship with American Express, Cisco Systems and Isle Corp for whom we provide consistent and seamless global project delivery.”

ARCADIS CEO Harrie Noy comments: “The acquisition of several leading project and program management companies, including AYH (UK, France and Poland), PRC (the Netherlands), Logos (Brazil), HOMOLA (Germany and Czech Republic) and CDG (US) by ARCADIS was primarily aimed at meeting a growing need among clients for seamless global project delivery. With the establishment of ARCADIS Worldwide Project Consulting, we expect to create synergistic benefits for our clients and increased growth in this important market.”

For more information contact: Joost Slooten of ARCADIS at +31(26)-3778604 or e-mail at j.slooten@arcadis.nl. Visit us on the internet: www.arcadis-global.com

About ARCADIS

ARCADIS is an international company providing consultancy, engineering and management services in infrastructure, environment and facilities, to enhance mobility, sustainability and quality of life. ARCADIS develops, designs, implements, maintains and operates projects for companies and governments. With more than 10,000 employees and over €1 billion in gross revenue, the company has an extensive international network that is supported by strong local market positions.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the company’s actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company’s ability to acquire and execute projects. These are other risks are described in ARCADIS’ filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V.

Date: October 17, 2006	By:	/s/ H.L.J. Noy
H.L.J. Noy
Chairman Executive Board